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                                                                      EXHIBIT 12


[           ], 2000

Board of Trustees
Van Kampen Life Investment Trust
1 Parkview Plaza
P.O. Box 5555
Oakbrook Terrace, IL  60181-5555

Board of Directors
The Universal Institutional Funds, Inc.
1221 Avenue of the Americas
New York, New York  10020

Re: Agreement and Plan of Reorganization by and between The Universal Institutional Funds, Inc.
     Van Kampen Life Investment Trust
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Ladies and Gentlemen:

We have acted as counsel to The Universal Institutional Funds, Inc., a Maryland corporation (the "Fund"), in connection with the execution and delivery of the Agreement and Plan of Reorganization (the "Agreement"), dated as of [ ], 2000, by and between the Fund and Van Kampen Life Investment Trust, a Delaware business trust (the "Trust"), relating to the transfer of all the assets and liabilities of the Trust's series, the Morgan Stanley Real Estate Securities Portfolio (the "Acquired Portfolio"), in exchange for the assumption by the Fund's series, the U.S. Real Estate Portfolio (the "Acquiring Portfolio") of all of the liabilities of the Acquired Portfolio and shares of common stock of the series of the Acquiring Portfolio ("Acquiring Portfolio Shares") followed by the distribution of such Acquiring Portfolio Shares to the holders of shares of beneficial interest of the Acquired Portfolio ("Acquired Portfolio Shares") in exchange for such Acquired Portfolio Shares in complete liquidation of the Acquired Portfolio (the "Reorganization"), pursuant to the Agreement. This opinion letter is delivered to you pursuant to Section 8(d) of the Agreement. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement.

In connection with this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of
(i) the Agreement, (ii) the proxy materials provided to stockholders of the Acquired Portfolio in connection with the Special Meeting of Stockholders of the
Acquired Portfolio held on        , (iii) certain representations
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concerning the Reorganization made to us by the Acquiring Portfolio and the
Acquired Portfolio in a letter dated ___________________ (the "Representation Letter"), (iv) all other documents, financial and other reports and corporate minutes which we deemed relevant or appropriate, and (v) such statutes, regulations, rulings and decisions as we deemed material to the rendition of this opinion. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies.

     For purposes of this opinion, we have assumed that the Acquired Portfolio and the Acquiring Portfolio on the effective date of the Reorganization both satisfy, and following the Reorganization, the Acquiring Portfolio will continue to satisfy, the requirements of subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company.

     Under regulations to be prescribed by the Secretary of Treasury under
Section 1276(d) of the Code, certain transfers of market discount bonds will be excepted from the requirement that accrued market discount be recognized on disposition of a market discount bond under Section 1276(a) of the Code. Such regulations are to provide, in part, that accrued market discount will not be included in income if no gain is recognized under Section 361(a) of the Code where a bond is transferred in an exchange qualifying as a tax-free reorganization. As of the date hereof, the Secretary has not issued any regulations under Section 1276 of the Code.

     Based on the foregoing and provided the Reorganization is carried out in accordance with the applicable laws of the States of Maryland and Delaware, the Agreement and the Representation Letter, it is our opinion that:

     1. The Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Code, and Acquired Portfolio and Acquiring Portfolio will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

     2. No gain or loss will be recognized by Acquired Portfolio upon the transfer of all of its assets to Acquiring Portfolio in exchange solely for Acquiring Portfolio Shares pursuant to Section 361(a) and Section 357(a) of the Code. We express no opinion as to whether any accrued market discount will be required to be recognized as ordinary income pursuant to Section 1276 of the Code.

     3. No gain or loss will be recognized by Acquiring Portfolio upon the receipt by it of all of the assets of Acquired Portfolio in exchange solely for Acquiring Portfolio Shares pursuant to Section 1032(a) of the Code.

     4. The basis of the assets of Acquired Portfolio received by Acquiring Portfolio will be the same as the basis of such assets to Acquired Portfolio immediately prior to the exchange pursuant to Section 362(b) of the Code.

     5. The holding period of the assets of Acquired Portfolio received by Acquiring Portfolio will include the period during which such assets were held by Acquired Portfolio pursuant to Section 1223(2) of the Code.

     6. No gain or loss will be recognized by the stockholders of Acquired Portfolio upon the exchange of their Acquired Portfolio Shares for Acquiring Portfolio Shares
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(including fractional shares to which they may be entitled), pursuant to Section
354(a) of the Code.

     7. The basis of the Acquiring Portfolio Shares received by the stockholders of Acquired Portfolio (including fractional shares to which they may be entitled) will be the same, in the aggregate, as the basis of the Acquired Portfolio Shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

     8. The holding period of the Acquiring Portfolio Shares received by the stockholders of Acquired Portfolio (including fractional shares to which they may be entitled) will include the holding period of the Acquired Portfolio Shares surrendered in exchange therefor, provided that the Acquired Portfolio Shares were held as a capital asset on the effective date of the Reorganization, pursuant to Section 1223(1) of the Code.

     9. Acquiring Portfolio will succeed to and take into account as of the date of the proposed transfer (as defined in Section 1.381(b)-1(b) of the Income Tax Regulations) the items of Acquired Portfolio described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381(b) and (c), 382, 383 and 384 of the Code.

     Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

     Our opinion is conditioned upon the performance by Acquiring Portfolio and Acquired Portfolio of their undertakings in the Agreement and the Representation Letter.

     This opinion is being rendered to Acquiring Portfolio and Acquired Portfolio and may be relied upon only by such funds and the stockholders of each.


Very truly yours,



/s/Morgan, Lewis & Bockius LLP